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October 3, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
James Allegretto

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Form 8-K Dated August 31, 2016
Filed August 31, 2016
File No. 1-37501

Dear Mr. Allegretto:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated September 22, 2016, relating to the Company’s Current Report on Form 8-K (File No. 1-37501) (the “Earnings Release”).

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response.

Supplemental Information, page 8

1.
In your next earnings release, please provide a more substantive, and concise, discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

The Company respectfully acknowledges the Staff’s comment. In its next earnings release, the Company proposes to include disclosure of how each of its non-GAAP measures is useful to investors, comparable to the following:

The Company reports its financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). We have included the non-GAAP measures of Adjusted operating income, EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share in this press release as these are key measures used by our management and our board of directors to evaluate our operating performance and the effectiveness of our business strategies, make budgeting decisions, and evaluate compensation decisions.  Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate the Company’s operating results. We believe that excluding items that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, from Operating income, Net income and Net income per diluted share, enhances the comparability of our results and provides a better baseline for analyzing trends in our business.

The tables below reconcile the non-GAAP financial measures of Adjusted operating income to Operating income, Adjusted net income to Net income, Adjusted net income per diluted share to Net income per diluted share, and EBITDA and Adjusted EBITDA to Net income, in each case the most directly comparable GAAP measure.

Adjusted net income and Adjusted net income per diluted share give effect, net of tax, to transaction related expenses and loss on extinguishment of debt, which may not occur with the same frequency or magnitude in future periods. Adjusted operating income also gives effect to transaction related expenses.  We define EBITDA as net income before net interest expense, loss on extinguishment of debt, depreciation and amortization expenses and income taxes. Adjusted EBITDA represents EBITDA as further adjusted for non-cash stock based compensation expense, non-cash purchase accounting items, transaction related expenses and debt financing expenses, which we do not consider representative of our ongoing operating performance.

Non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, the Company’s financial results prepared in accordance with GAAP. Certain of the items that may be excluded or included in non-GAAP financial measures may be significant items that could impact the Company's financial position, results of operations and cash flows and should therefore be considered in assessing the Company's actual financial condition and performance. The methods used by the Company to calculate its non-GAAP financial measures may differ significantly from methods used by other companies to compute similar measures. As a result, any non-GAAP financial measures presented herein may not be comparable to similar measures provided by other companies.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 9

2.
We note that you exclude pre-opening expenses from your non-GAAP measure Adjusted EBITDA. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully acknowledges the Staff’s comment.

While the Company believes that excluding pre-opening expenses from Adjusted EBITDA has provided investors and analysts with useful information, due to potential material fluctuation in the amounts between periods presented, in future filings, the Company intends to eliminate pre-opening expenses from its calculation and reconciliation of Adjusted EBITDA.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8048.

Sincerely,

/s/ Lyuba A. Goltser
Lyuba A. Goltser
Weil, Gotshal & Manges LLP

cc.           John Swygert, Ollie’s Bargain Outlet Holdings, Inc.
cc:           Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP